SECURITIES AND EXCHANGE COMMISSION

Release No. IC-32796

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

August 25, 2017

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of August 2017. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on September 19, 2017, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Hae-Sung Lee, Attorney-Adviser, at (202) 551-7345 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Cash Reserve Fund, Inc. [File No. 811-03196]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 21, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $2,325 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on July 28, 2017.

Applicant's Address: 345 Park Avenue, New York, New York 10154.

Goldman Sachs Diversified Income Fund [File No. 811-23083]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on August 3, 2017.

Applicant's Address: 200 West Street, New York, New York 10282.

Goldman Sachs Dynamic Income Opportunities Fund [File No. 811-22868]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on August 3, 2017.

Applicant's Address: 200 West Street, New York, New York 10282.

HSBC Advisor Funds Trust [File No. 811-07583]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Each series of applicant has transferred its assets to a corresponding series of HSBC Funds and, on June 24, 2016, made a final distribution to its shareholders based on net asset value.

Expenses of $15,173 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser.

Filing Dates: The application was filed on August 4, 2017, and amended on August 18, 2017.

Applicant's Address: 4400 Easton Commons, Suite 200, Columbus, Ohio 43219-3035.

HSBC Portfolios [File No. 811-08928]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Each series of applicant has transferred its assets to a corresponding series of HSBC Funds and, on June 24, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $2,463 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser.

Filing Dates: The application was filed on August 4, 2017, and amended on August 18, 2017.

Applicant's Address: 4400 Easton Commons, Suite 200, Columbus, Ohio 43219-3035.

Kalmar Pooled Investment Trust [File No. 811-07853]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 23, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $200,000 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on August 18, 2017.

Applicant's Address: Barley Mill House, 3701 Kennett Pike, Wilmington, Delaware 19807.

JPMorgan China Region Fund, Inc. [File No. 811-06686]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On July 14, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant has 62 remaining shareholders, and each is entitled to a pro rata share of the assets, if any, remaining after the winding up of applicant's affairs. Applicant's remaining assets were transferred to a liquidating trust in which shareholders have a pro rata beneficial interest. Expenses of $192,043 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on August 18, 2017.

Applicant's Address: 1 Beacon Street, 18th Floor, Boston, Massachusetts 02108.

Touchstone Investment Trust [File No. 811-02538]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Each series of applicant has transferred its assets to a corresponding series of Touchstone Funds Group Trust and, on January 27, 2017, made a final distribution to its shareholders based on net asset value. Expenses of $51,370 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on August 9, 2017, and amended on August 23, 2017.

Applicant's Address: 303 Broadway, Suite 1100, Cincinnati, Ohio 45202.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Assistant Secretary